Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement Nos. 333-192225, 333-192226, 333-159160, 333-143089, and 333-143088 on Form S-8 of Cincinnati Bell Inc. and subsidiaries (the “Company”) of our report dated February 27, 2015, relating to the consolidated and combined financial statements and financial statement schedules of CyrusOne LP and subsidiaries, which report expresses an unqualified opinion and includes an explanatory paragraph regarding the allocation of corporate costs from Cincinnati Bell, Inc. for specified periods and the basis of presentation as of and for each period presented in the consolidated and combined financial statements appearing in this Annual Report on Form 10-K/A of the Company for the year ended December 31, 2014.

/s/ Deloitte & Touche LLP
Dallas, Texas
March 9, 2015